UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Mount, Francis J.
   800 Third Avenue, 18th Floor
   New York, NY  10022
   USA
2. Issuer Name and Ticker or Trading Symbol
   Viatel, Inc.
   VYTL
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   09/30/1998
5. If Amendment, Date of Original (Month/Year)
   09/30/1998
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Senior Vice President, Engineering and Network Operations
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock, $.01 par valu|09/18/|P   | |16,000(5)         |A  |(5)        |16,000             |D     |-                          |
e per share                |98    |    | |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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Time-based options (Ri|$5.00   |--   |--  |-|-- --      |A,D|(1)  |01/01|Common Stock|40,000(|--     |40,000(2)   |D  |_           |
ght to buy)           |        |     |    |-|           |   |     |/08  |            |2)     |       |            |   |            |
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Time-based options (Ri|$5.50   |--   |--  |-|-- --      |A,D|(3)  |01/01|Common Stock|60,000(|--     |60,000(2)   |D  |--          |
ght to buy)           |        |     |    |-|           |   |     |/08  |            |2)     |       |            |   |            |
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Time-based options (Ri|$10.25  |09/18|A   |V|22,500     |A  |(4)  |09/18|Common Stock|22,500(|--     |22,500(2)   |D  |--          |
ght to buy)           |        |/98  |    | |           |   |     |/08  |            |2)     |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(1) Options to purchase shares of Common Stock will vest and become exercisable commencing on January 1, 1999 to the extent of 33.34% of the total number of options granted and the remainder will vest and become exercisable on each successive anniversary date thereafter to the extent of 33.33% of the total number of options granted.
(2) All options vest and become exercisable upon a change-in-control of the Company.
(3) Options to purchase shares of Common Stock will vest and become exercisable commencing on January 1, 1999 to the extent of 25% of the total number of options granted and the remainder will vest and become exercisable on each successive anniversary date thereafter to the extent of 25%
of the total number of options
granted.
(4) Options to purchase shares of Common Stock will vest and become exercisable commencing on September 18, 1999 to the extent of 33.34% of the total number of options granted and the remainder will vest and become exercisable on each successive anniversary date thereafter to the extent of 33.33% of the total number of options
granted.
(5) These shares were transferred by a third party to the Reporting Person. No cash consideration was paid by the Reporting Person for these shares.
SIGNATURE OF REPORTING PERSON
/s/ Francis J. Mount
DATE
     October 7, 1998